[Victory Bancorp Letterhead]

May 27, 2016

VIA EDGAR AND EMAIL (DunhamC@SEC.GOV)

Mr. Christopher Dunham

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	The Victory Bancorp, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed May 19, 2016
File No. 024-10447
Request for Qualification

Dear Mr. Dunham:

Pursuant to your conversation on May 26, 2016 with Erich M. Hellmold of Kilpatrick Townsend & Stockton LLP advising that there were no comments on the Amendment No. 2 to the Offering Statement on Form 1-A of The Victory Bancorp, Inc. (the “Amendment”), we respectfully request that the Amendment be declared qualified on June 1, 2016 at 4:30 p.m., or as soon as practicable thereafter.

Furthermore, The Victory Bancorp, Inc. hereby acknowledges the following:

•	We have been advised by the State of New Jersey and Commonwealth of Pennsylvania that they are prepared to qualify or register the offering;

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. Christopher Dunham

Securities and Exchange Commission

May 27, 2016

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina M. Gattuso of Kilpatrick Townsend & Stockton LLP at (202) 508-5884, Erich M. Hellmold of Kilpatrick Townsend & Stockton LLP at (202) 639-4734 or the undersigned upon the declaration of qualification, or if you have any questions regarding this matter.

Sincerely,

/s/ Joseph W. Major

Joseph W. Major
Chairman and Chief Executive Officer

cc:	Michael Clampitt, Securities and Exchange Commission
Christina M. Gattuso, Esq., Kilpatrick Townsend & Stockton LLP
Erich M. Hellmold, Esq., Kilpatrick Townsend & Stockton LLP